Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, JUNE 20 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target
D-0	45.8	49.1	61.7
A+14	73.7	70.0	79.8

Eagle
D-0	56.0	50.0	67.0
A+14 DOT	72.1	62.3	77.5

Every Bag Counts

American	Wed	MTD*	DOT Standard
	3.53	3.42	2.50

* DOT claims per 1000 customers

Announcements

» Doug Parker, Gary Kennedy Testify before U.S. Senate on Merger

Yesterday, Doug Parker and American’s Gary Kennedy testified before the Senate Subcommittee on Aviation, Operations, Safety, and Security on why the new American will be a stronger, more competitive airline that will provide significant benefits to customers, employees, financial stakeholders and communities of both airlines. As with the previous Congressional hearings held in February and March, the companies have been asked to address lawmakers on the benefits of the proposed combination. This type of testimony is typical for large companies seeking to merge with one another. See Doug’s and Gary’s prepared testimony by visiting newAmericanarriving.com.

» Check out the Newest Arrivals!

Get the latest merger news from American and US Airways in today’s Arrivals newsletter. The June 20 issue provides an Integration Team update on key merger focus areas, recaps a senior leadership visit, shares the highly anticipated uniform survey results and offers summer vacation ideas. Find it all on new Jetnet!

» Deadline Approaching for Employee Safety Art Contest

Tuesday, July 2, is the deadline for entries in this year’s Employee Safety Art Contest. Young artists ages 6-17 can enter their artwork for a chance to win an Apple iPad Mini. Employees without a child in the specified age range can sponsor one. For full contest rules and an entry form, visit the Employee Safety page.

Our People Donate $50,000 to Oklahoma Disaster Relief

Earlier today, our people in Tulsa donated $50,000 to the Red Cross to help aid the victims of the recent tornadoes in the Oklahoma City area. Teammates across the country helped the relief effort by donating funds via the American Giving charitable fund, and by volunteering their time. Earlier this month, our people from the Southwestern and Strategic Account Sales Divisions and Avis Tulsa-area call center collectively volunteered in a disaster relief effort for Moore, Okla. And TWU’s Local 514 in Tulsa joined together with our people at headquarters to fill three trucks with relief items, such as clothing, blankets and shelf-stable food. Our customers also rallied for the cause, donating nearly $100,000, through a special AAdvantage promotion benefiting the Red Cross. Read more about today’s event and relief efforts across the system on new Jetnet next week.

Industry News

From Aviation Week

Boeing “Moving Rapidly” Toward 777X Launch

Boeing is “rapidly moving towards the launch” of the 777X, Vice President and General Manager – Airplane Development Scott Fancher said. The two versions of the aircraft are far advanced in the development process and Boeing is promising its customers an improvement in fuel efficiency of at least 20 percent compared to current models. Boeing, which launched the 787-10 this week, is understood to be several months away from making the 777X plans firm. Several airlines, including British Airways, Emirates, Lufthansa and Qatar Airways have publicly expressed strong interest in the aircraft. Boeing is marketing the -8X as a 777-300ER replacement, in addition to the longer 9-X. Both aircraft will share an almost identical wing. The 777-8X is planned to offer a range of up to 9,400 nautical miles; the longer version will fly up to around 8,000 nautical miles, the same as the 777-300ER.

From Reuters

Ryanair Could Move Into Transatlantic Flights

Ryanair, Europe’s biggest budget airline, could start selling low-cost transatlantic flights if it secures enough twin-aisle aircraft and gains access to cities in both Europe and the U.S., CEO Michael O’Leary said. “This will be a unique opportunity to bust open the transatlantic services. Trans-Atlantic fares should start at 10 or 10 euros,” said O’Leary at the Paris Airshow. Any move into the competitive transatlantic market would see the Irish short-haul carrier follow in the footsteps of Laker Airways, which began low-fare flights from London to New York in the late 1970s but went bankrupt in 1982. Long-haul budget flights have become popular in Asia in recent years with Malaysia’s AirAsia X, Australia’s Jetstar and its Singapore-based affiliate Jetstar Asia, and Singapore Airlines subsidiary Scoot starting operations. O’Leary said a long-haul business would have to be run separately to succeed, allowing management and staff of the short-haul business to remain focused on that. A long-haul service would also need to start operations with a fairly large fleet of 30-50 aircraft in order to have economies of scale, he added.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, June 19

Crude oil was $98.24 a barrel, down $0.20 from the previous day.

Jet fuel price was $119.26 a barrel, up $0.46.

It’s a Fact

Work has already begun for American and US Airways to achieve a Single Operating Certificate from the FAA, which basically means the government officially views the two merger partners as one entity. The Single Operating Certificate Planning team has already outlined the implementation process, highlighting the development, approval and execution of a Transition Plan. The Team is working to achieve Single Operating Certificate in less than two years after legal close.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the definitive proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.